UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO/A

(Amendment No. 10)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CYTODYN INC.

(Name of Subject Company (Issuer))

CYTODYN INC.

(Name of Filing Persons (Issuer))

Warrants to Purchase Common Stock

(Title of Class of Securities)

23283M101

(CUSIP Number of Common Stock Underlying Warrants)

Nader Z. Pourhassan, Ph.D.

President and Chief Executive Officer

CytoDyn Inc.

1111 Main Street, Suite 660

Vancouver, Washington 98660

Phone: (360) 980-8524

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael J. Lerner, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler LLP

1251 Avenue of the Americas

New York, New York 10020

Phone: (212) 262-6700

CALCULATION OF FILING FEE

Transaction Valuation *	Amount of Filing Fee
$30,143,167	$3,753.00
*	Estimated for purposes of calculating the amount of the filing fee only. An offer to amend and exercise warrants to purchase an aggregate of 51,090,113 shares of common stock (the “Offer to Amend and Exercise”). The transaction value is calculated pursuant to Rule 0-11 using $0.59 per share of common stock, which represents the average of the high and low sales price of the common stock on November 16, 2017.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,753.00	Filing Party: CytoDyn Inc.
Form or Registration No.: Schedule TO	Date Filed: November 24, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

EXPLANATORY NOTE

This Amendment No. 10 (“Amendment No. 10”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on November 24, 2017, as amended on November 27, 2017, December 6, 2017, December 7, 2017, December 15, 2017, December 21, 2017, December 29, 2017, January 8, 2018, January 10, 2018 and January 23, 2018 (together with the exhibits thereto, this “Schedule TO”), relating to an offer by CytoDyn Inc. (“Cytodyn” or the “Company”) to amend and exercise certain outstanding warrants upon the terms and subject to the conditions set forth in the Offer to Amend and Exercise Warrants to Purchase Common Stock, dated November 24, 2017 (the “Offer to Amend and Exercise”), which together with the Election to Participate and Exercise Warrant and Notice of Withdrawal constitute the “Offering Materials.”

This Amendment No. 10 extends the Expiration Date of the Offer to Amend and Exercise from January 26, 2018 at 5:00 p.m. (Eastern Time) to February 28, 2018 at 5:00 p.m. (Eastern Time), unless further extended or terminated by the Company. Throughout the Schedule TO, the Offer to Amend and Exercise and the other Offering Materials, all references to the Expiration Date of the Offer to Amend and Exercise are hereby amended to refer instead to February 28, 2018 at 5:00 p.m. (Eastern Time).

As of 5:00 p.m. (Eastern Time) on January 24, 2018, thirty-seven Original Warrants to purchase up to 1,157,558 shares of our Common Stock have been validly tendered and not validly withdrawn in the Tender Offer.

Item 12. EXHIBITS.

The following are attached as exhibits to this Schedule TO:

(a)	(1)(A)*	Letter to Holders of Original Warrants

	(1)(B)*	Offer to Amend and Exercise Warrants to Purchase Common Stock

	(1)(C)*	Form of Election to Participate and Exercise Warrant

	(1)(D)*	Form of Notice of Withdrawal

	(1)(E)*	Letter to Holders of Original Warrants dated December 15, 2017

	(1)(F)*	Letter to Holders of Original Warrants dated December 21, 2017

	(1)(G)	Letter to Holders of Original Warrants dated January 25, 2018

	(5)(A)*	Annual Report on Form 10-K, as amended, containing audited financial statements for the fiscal years ended May 31, 2017 and 2016 (as filed with the SEC on July 27, 2017 and incorporated herein by reference)

	(5)(B)*	Report on Form 10-Q for the quarter ended August 31, 2017 (as filed with the SEC on October 10, 2017 and incorporated herein by reference)

	(5)(C)*	Registration Statement on Form S-3, as amended (File No. 333-213866), which registers the resale of the shares of common stock underlying certain Original Warrants (as filed with the SEC on October 19, 2016 and declared effective on October 21, 2016 and incorporated herein by reference)

	(5)(D)*	Registration Statement on Form S-3, as amended (File No. 333-213349), which registers the issuance of shares of common stock underlying certain Original Warrants (as filed with the SEC on September 8, 2016 and declared effective on September 9, 2016 and incorporated herein by reference)

	(5)(E)*	Report on Form 10-Q for the quarter ended November 30, 2017 (as filed with the SEC on January 8, 2018 and incorporated herein by reference)

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2018	CytoDyn Inc.

	By:	/s/ Michael D. Mulholland
	Name:	Michael D. Mulholland
	Title:	Chief Financial Officer

[Signature Page to Schedule TO/A]